SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               SAFLINK Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    786578104
                                 (CUSIP Number)

                                  Andrew Wilder
                             Chief Financial Officer
                                DMG Advisors LLC
                           53 Forest Avenue, 2nd Floor
                             Old Greenwich, CT 06870
                                 (203) 967-5750

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 18, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  DMG Advisors LLC (1)
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [X]

         (b)      [   ]
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) AF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                          0
                      ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                7,108,945
                      ----------------------------------------------------------
By Each
Reporting             9.       Sole Dispositive Power                     0
                      ----------------------------------------------------------
Person With
                      10.      Shared Dispositive Power           7,108,945
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               7,108,945
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)  27.9%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    OO

         (1) The ultimate managing member of DMG Advisors LLC is Thomas McAuley.

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  DMG Legacy International Ltd.
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [X]

         (b)      [   ]
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization  British Virgin Islands
--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                          0
                      ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                3,607,987
                      ----------------------------------------------------------
By Each
Reporting             9.       Sole Dispositive Power                     0
                      ----------------------------------------------------------
Person With
                      10.      Shared Dispositive Power  3,607,987
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               3,607,987
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   14.1%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)   OO

     (1) The ultimate managing member of DMG Adevisors LLC is Thomas McAuley.

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  DMG Legacy Institutional Fund LLC
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [X]
         (b)      [   ]
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                          0
                      ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                3,025,466
                      ----------------------------------------------------------
By Each
Reporting             9.       Sole Dispositive Power                     0
                      ----------------------------------------------------------
Person With
                      10.      Shared Dispositive Power           3,025,466
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               3,025,466
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   11.9%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    OO

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 2 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of SAFLINK Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 11911 N.E. 1st Street, Suite B-304, Bellevue, Washington 98005.

ITEM 2.    IDENTITY AND BACKGROUND

     This statement is filed by DMG Advisors LLC, a Delaware limited liability company; DMG Legacy International Ltd., a British Virgin Islands corporation; and DMG Legacy Institutional Fund LLC, a Delaware limited liability company (each a "Reporting Person" and collectively, the "Reporting Persons"). The Reporting Persons are principally engaged in making investments. The address of the principal business office of each of the Reporting Persons is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. During the last five years, none of the Reporting Persons nor any executive officer or director of any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any executive officer or director of any of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of $2,000,900 in respect of the Reporting Persons' exercise of warrants to purchase shares of Common Stock on February 18, 2003 was paid out of the working capital of DMG Legacy International, DMG Legacy Institutional and DMG Legacy Fund LLC ("DMG Legacy").

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Persons have acquired the shares of Common Stock for investment purposes. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions, the Reporting Persons may also acquire additional shares of Common Stock, or sell all or part of their Common Stock, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of the Reporting Persons' general investment policies, or other factors, DMG Advisors, in its capacity as managing member of the other Reporting Persons, may formulate other purposes, plans or proposals regarding the Company or the Company's Common Stock. The foregoing is subject to change at any time, and there can be no assurance that DMG Advisors will take any of the actions set forth above. DMG Advisors may make similar evaluations from time to time or on an ongoing basis.

     Except as otherwise described in this Item 4, none of the Reporting Persons have formulated any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D under the Securities Exchange Act of 1934, as amended, although each Reporting Person reserves the right to formulate such plans or proposals in the future.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     (a) DMG Advisors beneficially owns a total of 7,108,945 shares of the Common Stock of the Company representing 27.9% of the Common Stock and consisting of (i) the Common Stock directly owned by DMG Legacy International and DMG Legacy Institutional as described below, and (ii) 475,492 shares of Common Stock which is directly owned by DMG Legacy representing beneficial ownership of 1.9% of the Common Stock. DMG Legacy also holds 129,834 warrants to acquire shares of Common Stock and 41,735 warrants to acquire additional shares of Common Stock. However, such warrants may not be exercised if DMG Legacy and its affiliates, following such exercise, would beneficially own in excess of 4.999% of the outstanding shares of Common Stock or if DMG Legacy and its affiliates already beneficially own in excess of 4.999% of the outstanding shares of Common Stock. As DMG Advisors holds greater than 4.999% of the outstanding shares, the warrants are not exercisable and are not deemed beneficially owned for purposes of this Schedule 13D.

     DMG Legacy International directly owns 3,607,987 shares of Common Stock, representing in the aggregate beneficial ownership of 14.1% of the Common Stock. DMG Legacy International also holds an aggregate of 1,184,769 warrants to acquire shares of Common Stock. The exercise of 360,769 of such warrants is prohibited if, following such exercise, DMG Legacy International and its affiliates would beneficially own in excess of 4.999% of the outstanding shares of Common Stock or if DMG Legacy International and its affiliates already beneficially own in excess of 4.999% of the outstanding shares of Common Stock and the exercise of 824,000 of such warrants is restricted if, following the exercise, DMG Legacy International would beneficially own in excess of 4.999% of the shares of Common Stock or if DMG Legacy International and its affiliates already beneficially own in excess of 4.999% of the outstanding shares of Common Stock and is prohibited if, following exercise, the fund would own in excess of 9.999% of the shares of Common Stock. As DMG Legacy International owns in excess of these thresholds, its warrants are not exercisable and therefore are not deemed beneficially owned for purposes of this Schedule 13D.

     DMG Legacy Institutional directly owns 3,025,466 shares of Common Stock representing in the aggregate beneficial ownership of 11.9% of the Common Stock. DMG Legacy Institutional also holds an aggregate of 966,566 warrants to acquire shares of Common Stock. The exercise of 253,722 of such warrants is prohibited if, following such exercise, DMG Legacy Institutional and its affiliates would beneficially own in excess of 4.999% of the outstanding shares of Common Stock or if DMG Legacy Institutional and its affiliates already beneficially own in excess of 4.999% of the outstanding shares of Common Stock and the exercise of 712,834 of such warrants is restricted if, following the exercise, DMG Legacy Institutional would beneficially own in excess of 4.999% of the shares of Common Stock or if DMG Legacy Institutional and its affiliates already beneficially own in excess of 4.999% of the outstanding shares of Common Stock and is prohibited if, following exercise, the fund would own in excess of 9.999% of the shares of Common Stock. As DMG Legacy Institutional beneficially owns in excess of these thresholds, its warrants are not exercisable and therefore are not deemed beneficially owned for purposes of this Schedule 13D.

     (b) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, DMG Advisors may be deemed to beneficially own the Common Stock owned directly and indirectly by DMG Legacy International, DMG Legacy Institutional and DMG Legacy because, as the managing member of DMG Legacy International, DMG Legacy Institutional and DMG Legacy, DMG Advisors has voting and investment control with respect to the shares of Common Stock held by each entity.

     (c) During the past sixty days, the Reporting Persons have entered into the transactions described below in respect of the Company's Common Stock

     On February 18, 2003, the Reporting Persons exercised warrants to purchase an aggregate of 935,000 shares of Common Stock at an exercise price of $2.14 per share. DMG Legacy International exercised its warrant to purchase 514,029 shares of Common Stock. DMG Legacy Institutional exercised its warrant to purchase 361,508 shares of Common Stock. DMG Legacy exercised its warrant to purchase 59,463 shares of Common Stock.

     The warrants have an exercise price of $2.25 per warrant which will increase to $3.50 per warrant six months after the effective date of the registration statement covering the shares issuable upon exercise of the warrants, as such price may be adjusted from time to time pursuant to anti-dilution adjustments.

     Additionally, the Company has a right to redeem the warrants at any time after nine months following the date of issuance of the warrants provided that
(i) the quoted closing price of the Common Stock is greater than 200% of the warrant price for a period of twenty consecutive trading days immediately prior to the date the Company delivers the call notice, (ii) the registration statement covering the shares issuable upon exercise of the warrants has been declared effective, and (ii) certain other conditions have been met. If the warrants subject to redemption have not been exercised within twenty days following the delivery of the Company notice, the warrants will expire. In such event, the Company will pay $.10 per warrant share called and will issue a new warrant representing the number of shares of warrant shares, if any, which were not called or exercised.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     To the knowledge of the Reporting Persons on the date hereof, except to the extent set forth herein, the Reporting Persons do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1         Joint Filing Agreement dated February 24, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2003


                                            DMG ADVISORS LLC

                                            By: /s/ Andrew Wilder
                                                --------------------------------
                                                Name: Andrew Wilder
                                                Title:   Chief Financial Officer


                                            DMG LEGACY INTERNATIONAL LTD.

                                            By: /s/ Andrew Wilder
                                                --------------------------------
                                                Name: Andrew Wilder
                                                Title:   Chief Financial Officer


                                            DMG LEGACY INSTITUTIONAL FUND LLC

                                            By: /s/ Andrew Wilder
                                                --------------------------------
                                                Name: Andrew Wilder
                                                Title:   Chief Financial Officer

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to Amendment No. 2 to Schedule 13D being filed by DMG Advisors LLC, DMG Legacy International Ltd. and DMG Legacy Institutional Fund LLC in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Amendment No. 2 to Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.


Dated:  February 24, 2003

                                            DMG ADVISORS LLC

                                            By: /s/ Andrew Wilder
                                                --------------------------------
                                                Name: Andrew Wilder
                                                Title:   Chief Financial Officer



                                            DMG LEGACY INTERNATIONAL LTD.

                                            By: /s/ Andrew Wilder
                                                --------------------------------
                                                Name: Andrew Wilder
                                                Title:   Chief Financial Officer


                                            DMG LEGACY INSTITUTIONAL FUND LLC

                                            By: /s/ Andrew Wilder
                                                --------------------------------
                                                Name: Andrew Wilder
                                                Title:   Chief Financial Officer